UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-41850

OVERSTOCK.COM, INC. 2021 EMPLOYEE STOCK PURCHASE PLAN

BEYOND, INC.
799 West Coliseum Way
Midvale, Utah 84047

BEYOND, INC.
OVERSTOCK.COM, INC. 2021 EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of
Overstock.com, Inc. 2021 Employee Stock Purchase Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of Overstock.com, Inc. 2021 Employee Stock Purchase Plan (the "Plan") as of December 31, 2023 and 2022, the related statements of income and changes in plan equity for each of the years ended December 31, 2023 and 2022, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2023 and 2022, and the results of its income and changes in plan equity for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KBF CPAs LLP
Lake Oswego, Oregon
March 28, 2024
We have served as the Plan's auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of
Overstock.com, Inc. 2021 Employee Stock Purchase Plan
Salt Lake City, Utah
Opinion on the Financial Statements
We have audited the accompanying statement of income and changes in plan equity of the Overstock.com, Inc. 2021 Employee Stock Purchase Plan (the "Plan") for the period from September 1, 2021 to December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of the Plan's income and changes in plan equity for the period from September 1, 2021 to December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WSRP, LLC
Salt Lake City, Utah
March 30, 2022
We served as the Plan's auditor from 2022 to 2022.

BEYOND, INC.
OVERSTOCK.COM, INC. 2021 EMPLOYEE STOCK PURCHASE PLAN
Statements of Financial Condition
December 31, 2023 and 2022

	2023	2022
Assets
Plan cash held by Beyond, Inc.	$620,361	$804,547
Total assets	$620,361	$804,547
Liabilities and plan equity
Obligation to purchase common stock	$609,785	$804,468
Obligation to issue refunds to participants	10,576	79
Plan equity	—	—
Total liabilities and plan equity	$620,361	$804,547
See accompanying notes to financial statements.

BEYOND, INC.
OVERSTOCK.COM, INC. 2021 EMPLOYEE STOCK PURCHASE PLAN
Statements of Income and Changes in Plan Equity
Years Ended December 31, 2023 and 2022 and Period from September 1, 2021 to December 31, 2021

	2023	2022	2021
Additions
Employee contributions, net of withdrawals	$1,728,310	$2,484,532	$1,282,170
Total additions	1,728,310	2,484,532	1,282,170
Deductions
Cost of shares purchased	1,912,496	2,962,155	—
Obligation to purchase common stock	609,785	804,468	1,261,025
Obligation to issue refunds to participants	10,576	79	21,145
Prior year contributions used for current year share purchase	(763,485)	(1,192,145)	—
Prior year contributions refunded to participants	(41,062)	(90,025)	—
Total deductions	1,728,310	2,484,532	1,282,170
Changes in plan equity
Plan equity, beginning of year	—	—	—
Plan equity, end of year	$—	$—	$—
See accompanying notes to financial statements.

BEYOND, INC.
OVERSTOCK.COM, INC. 2021 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
1. PLAN DESCRIPTION AND ACCOUNTING POLICIES
Accounting Principles
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities. Actual results could differ from those estimates.
General
The Overstock.com, Inc. 2021 Employee Stock Purchase Plan (the "Plan") became effective on May 13, 2021. The Plan is intended to provide eligible employees of Beyond, Inc. (the "Company") who wish to become shareholders of the Company an opportunity to do so at a discounted rate. The Plan covers substantially all employees of the Company (including our employees located outside of the United States), who are considered regular employees at the beginning of the offering period, whose customary employment is more than twenty hours per week and whose customary employment is for more than five months in any calendar year. Any employee who is subject to the rules or laws of a foreign jurisdiction that would cause the Plan to violate Section 423 of the Internal Revenue Code of 1986 (the "Code") is not eligible to participate in the Plan.
Plan Administration
The Plan is administered by the Board of Directors of the Company (the "Board") or any duly appointed committee of the Board. The Plan is intended to meet the qualification standards of Section 423 of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.
Contributions
Plan participants ("Participants") may make contributions to the Plan through payroll deductions for the purpose of purchasing the Company's common stock ("Shares"). Participant contributions are recorded in the period that the Participants' payroll deductions are made. Participant contributions are not subject to vesting and are therefore fully vested at all times.
Share Purchases
Participants may elect to purchase Shares at 85% of the lesser of the closing price reported on the exchange where the Shares are traded ("Fair Market Value") at (i) the offering date of the offering period (which is the first day of the offering period) or (ii) the purchase date. The Plan operates with separate consecutive offering periods ending February 28 (or February 29 in a leap year) and August 31, with offering dates of March 1 and September 1, respectively. Shares are recorded as purchased on the purchase date, which is the last business day of each purchase period. Once Shares are settled in the subsequent period, they are distributed to each Participant's account by the Company's broker. Any cash balance remaining in a Participant's Plan account following any purchase date shall be refunded to the Participant as soon as practicable after such purchase date. However, if the cash to be returned to a Participant pursuant to the preceding sentence is an amount less than the amount that would have been necessary to purchase an additional whole Shares on such purchase date, the Company may retain such amount in the Participant's Plan account to be applied toward the purchase of Shares in the subsequent purchase period or offering period, as the case may be.
For the years ended December 31, 2023 and 2022, participants purchased 117,687 Shares and 83,570 Shares, respectively, at an average price per share of $16.25 and $35.41, respectively. There were no Shares purchased through the Plan during the period from September 1, 2021 to December 31, 2021. Under the Plan, 2,798,743 Shares were reserved for future issuance as of December 31, 2023. The maximum number of Shares offered under the Plan is 3,000,000.

Withdrawals
If a Participant elects to withdraw from the Plan at any time prior to the end of a 24-month offering period, or if a Participant's employment is terminated at any time, the Plan will refund any amounts withheld that have not been applied toward the purchase of Shares back to the Participant, without interest. All such amounts are included in employee contributions, net of withdrawals on the Statements of Income and Changes in Plan Equity. If a Participant withdraws from the Plan after the purchase date of a purchase period, the withdrawal shall not affect the Shares acquired by the Participant on such purchase date.
If the Fair Market Value of Shares on a purchase date other than the final purchase date of an offering period is less than the Fair Market Value of Shares on the offering date of the offering period, then every Participant automatically shall (a) be withdrawn from such offering at the close of such purchase date and (b) after the acquisition of Shares for the purchase period, be enrolled in the offering period commencing immediately subsequent to such purchase date.
Limitations
Participants may not make contributions to the Plan exceeding 25% of their annual compensation. Additionally, Participants are prohibited by Section 423 of the Code from purchasing Shares with an aggregate Fair Market Value in excess of $25,000 in any calendar year.
Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company's stock are not permitted to purchase Shares under the Plan.
Administrative Expenses
All Plan administrative expenses are paid by the Company and are not reflected in the accompanying financial statements.
Termination
The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the Shares available for issuance under the Plan have been issued.
2. PLAN ASSETS
The Plan's cash is maintained by the Company on behalf of the Plan.

3. FEDERAL INCOME TAX STATUS

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. Issuance of Shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. The Company believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM, INC. 2021 EMPLOYEE STOCK PURCHASE PLAN

By: BEYOND, INC., Plan Administrator

Date:	March 28, 2024	By:	/s/ ADRIANNE B. LEE
Adrianne B. Lee Chief Financial & Administrative Officer
(Principal Financial Officer and Principal Accounting Officer)